BAKER DONELSON BEARMAN, CALDWELL & BERKOWITZ, PC
TRI-CITIES TENNESSEE/VIRGINIA
100 MED TECH PARKWAY
SUITE 200
JOHNSON CITY, TENNESSEE 37604
PHONE:  423.928.0181
FAX:  423.928.5694
KINGSPORT:  423.246.6191
MAILING ADDRESS:
P.O. BOX 3038
JOHNSON CITY, TENNESSEE  37602

Linda Crouch-McCreadie
Direct Dial: (423) 975-7623
Direct Fax: (423) 979-7623
E-Mail Address: lcrouch@bakerdonelson.com

January 28, 2008

Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Provectus Pharmaceuticals, Inc.
Registration Statement on Form SB-2/A Amendment No. 1
Filed January 7, 2008
File Number 333-147783

Dear Mr. Riedler:

On behalf of Provectus Pharmaceuticals, Inc. (the “Company”), this letter responds to the comment received from the Staff of the Securities and Exchange Commission (the “SEC”) by letter dated January 11, 2008 with respect to Amendment No. 1 to the Company’s Registration Statement on Form SB-2/A (the “Registration Statement”).  The Registration Statement seeks to register 21,436,231 shares of the Company’s common stock on behalf of selling stockholders.  The original registration statement was filed on December 3, 2007, and the Registration Statement was amended on January 7, 2008 in response to other comments of the SEC.

Form SB-2/A Amendment No. 1

1.  Please revise your filing to provide executive compensation disclosure for the fiscal year ended December 31, 2007.

The Registration Statement has been revised to include executive compensation disclosure for the fiscal year ended December 31, 2007 and Amendment No. 2 to the Registration Statement has been filed simultaneously herewith.

On behalf of the Registrant, we acknowledge that at the time of the filing of a request for acceleration the Registrant will acknowledge that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Registrant has been responsive to the Commission's comments.  If there are additional questions or comments, please contact the undersigned.

Very truly yours,

/s/ Linda M. Crouch-McCreadie

cc:	Timothy C. Scott, Ph.D.